Exhibit 1

On August 5, 2021, Blackwells made updates to its campaign website, https://maximizemnr.com. Copies of the updated materials are filed herewith as Exhibit 1.

MaximizeMNR

INVESTOR RESOURCES

PRESS RELEASES

Blackwells Capital Opposes Monmouth Sale to Equity Commonwealth

August 5, 2021

Blackwells Files Preliminary Proxy Statement Nominating Four New Directors for Election at Monmouth's 2021 Annual Meeting

April 19, 2021

Blackwells Welcomes Monmouth's Announced Strategic Review of Alternatives

January 15, 2021

Blackwells Offers to Acquire Monmouth Real Estate Investment Corporation

December 21, 2020

PROXY FILINGS

Blackwells Preliminary Proxy Statement With Respect to Special Meeting

July 29, 2021

Blackwells Definitive Proxy Statement With Respect to Annual Meeting

May 13, 2021

CONTACT US

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MaximizeMNR

BLACKWELLS' DIRECTOR NOMINEES

Craig M. Hatkoff

Mr. Hatkoff has served as Executive Chairman of LEX Markets, a real estate and alternative asset fintech start-up, since April 2019. He was the Co-Head of the Real Estate Investment Banking Unit of Chemical Bank, served on the Board of Colony Capital, Inc., a public real estate investment trust that focuses on global digital infrastructure, from February 2019 until May 2019, and serves on the Board of SL Green Realty Corp., a public real estate investment trust and the largest owner of commercial real estate in Manhattan. He served as a Director of Taubman Centers, Inc., a real estate investment trust engaged in the ownership, management and leasing of retail properties, from May 2004 to January 2019, and was a Co-Founder, Vice Chairman and Director of Capital Trust, Inc., a real estate investment management company, from 1997 to 2010.

Jennifer M. Hill

Ms. Hill has served as the Founder and CEO of Murphy Hill Consulting, a Connecticut-based consulting business providing consulting services focused on the financial services, asset management, insurance and risk management industries, since October 2017. She served as the Chief Financial Officer of Bank of America Merrill Lynch (NYSE: BAC) from 2011 to 2014. Prior to joining Bank of America, Ms. Hill was Group Director of Strategy and Corporate Finance at Royal Bank of Scotland, the Chief Financial Officer of Tisbury Capital Management and a Managing Director of Goldman Sachs, & Co. Ms. Hill is a director of Santander Asset Management, an international asset manager; Melqart Funds, which are London-based hedge funds focused on event-driven strategies; LaCrosse Milling, a Wisconsin-based oat milling company; and Arkadia Asset Management, a Swiss-based hedge fund; and Cantor Fitzgerald Europe, an integrated, full-service investment bank.

Allison Nagelberg

From 2000 until her retirement in December 2019, Ms. Nagelberg served as the General Counsel of Monmouth (NYSE: MNR). Ms. Nagelberg also served as General Counsel of UMH Properties, Inc. (NYSE: UMH), a public REIT and related company of Monmouth that owns and operates manufactured housing communities, from 2000 to 2013. Ms. Nagelberg served as General Counsel of Monmouth Capital Corporation (NASDAQ: MONM) ("Monmouth Capital"), a public REIT investing in net-leased industrial properties, from 2000 to 2007, at which time Monmouth Capital became a wholly owned subsidiary of Monmouth.

Todd S. Schuster

Mr. Schuster was a Senior Partner with Ares Management (NYSE: ARES) ("ARES"), a global alternative asset manager with over $140 billion of assets under management, from 2013 through 2015, and was a member of the firm's Executive Committee. While at ARES, Mr. Schuster served as Global Head of Real Estate Credit Investments and in that role served as Chief Executive Officer of Ares Commercial Real Estate Corporation (NYSE: ACRE), a publicly traded specialty finance company and real estate investment trust. Mr. Schuster previously founded, and served as the Chief Executive Officer, and as a member of the Board of Directors, of CW Financial Services LLC, an investment and financial services firm, from 1992 to 2009. Since July 2020, he has served as a member of the board of directors of TPG Real Estate Finance Trust (NYSE: TRTX), a publicly held commercial real estate finance company. Mr. Schuster served on the Board of Directors of ACRE from April 2012 to September 2015, including as an independent director and member of the audit committee until May 2013.

CONTACT US

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Starwood Capital Group Confirms Submission of Superior Proposal to Acquire Monmouth Real Estate Investment Corporation

All-Cash Revised Proposal Submitted on July 15th Provides Additional Cash to Shareholders Compared to Monmouth’s Existing Agreement with Equity Commonwealth

Starwood Capital Urges Monmouth Board to Quickly Conclude its Proposal Constitutes a Superior Proposal Under the Existing Merger Agreement and Move Immediately to Complete the Starwood Capital Transaction

MIAMI, July 21, 2021 /PRNewswire/ -- Starwood Capital Group (“Starwood Capital”), a global private investment firm focused on real estate and energy investments, announced today that its affiliate Starwood Real Estate Income Trust, Inc. has made an enhanced all-cash, fully financed, fully actionable proposal to acquire Monmouth Real Estate Investment Corporation (NYSE: MNR) (“Monmouth”) for $19.51 per Monmouth share reduced by the termination fee owed to Equity Commonwealth (“EQC”) of $62.2 million or $0.63 per share. This proposal implies a net consideration of $18.88 per share to the Monmouth shareholders after payment of the termination fee. The revised proposal, submitted on July 15, 2021, includes an increase in the all-cash net consideration payable to Monmouth shareholders from Starwood Capital’s previous proposal of $18.70 per Monmouth share, made on July 8, 2021.

Starwood Capital urges the Monmouth Board of Directors to immediately declare Starwood Capital’s proposal a superior proposal under the terms of its existing merger agreement with EQC and to act without delay to finalize a transaction with Starwood Capital. Starwood Capital believes that under any metric, its proposal clearly provides Monmouth shareholders with greater value and certainty than the existing EQC merger agreement announced on May 4, 2021, including:

●	Starwood Capital’s proposal provides additional value in cash to Monmouth shareholders. Starwood Capital’s price is fixed and shareholders can be certain of the value they will receive.

●	Starwood Capital requires no additional approvals or vote of Starwood Capital shareholders to move forward with the merger agreement and close the transaction.

●	Starwood Capital’s proposal requires no further due diligence and has no financing contingencies. All necessary financing commitments to fund the transaction have been executed and provided to the Monmouth Board.

●	Starwood Capital has provided Monmouth with a merger agreement that Starwood Capital is ready to sign immediately.

Starwood Capital has asked the Monmouth Board to evaluate the merits of its cash offer in determining superiority, however Starwood Capital has expressed a willingness to consider the issuance of OP units for shareholders interested in a tax efficient transaction.

Ethan Bing, Managing Director of Starwood Capital, said, “Following the announcement of the EQC transaction on May 4, 2021, the implied value of the EQC offer quickly traded to a significant discount to Starwood Capital’s cash offer, where it has remained. The implied loss to shareholders is even greater relative to the actionable all-cash option that the Monmouth Board rejected in agreeing to the May 4th merger agreement with EQC. Starwood’s latest enhanced all cash offer provides Monmouth shareholders with an opportunity to recover lost value with no exposure or uncertainty to volatility in the equity markets or a vote from our shareholders.

We urge the Monmouth Board to fulfill their fiduciary duties to all shareholders. We look forward to engaging with the Monmouth Board immediately and delivering maximum value to the Monmouth shareholders.”

About Starwood Capital Group

Starwood Capital Group is a private investment firm with a core focus on global real estate, energy infrastructure and oil & gas. The Firm and its affiliates maintain 16 offices in seven countries around the world, and currently have approximately 4,000 employees. Since its inception in 1991, Starwood Capital Group has raised over $60 billion of capital, and currently has over $80 billion of assets under management. Through a series of comingled opportunity funds and Starwood Real Estate Income Trust, Inc. (SREIT), a non-listed REIT, the Firm has invested in virtually every category of real estate on a global basis, opportunistically shifting asset classes, geographies and positions in the capital stack as it perceives risk/reward dynamics to be evolving. Starwood Capital also manages Starwood Property Trust (NYSE: STWD), the largest commercial mortgage real estate investment trust in the United States, which has successfully deployed over $69 billion of capital since inception and manages a portfolio of over $18 billion across debt and equity investments. Over the past 29 years, Starwood Capital Group and its affiliates have successfully executed an investment strategy that involves building enterprises in both the private and public markets. Additional information can be found at starwoodcapital.com.

Media Contacts

Tom Johnson/Dan Scorpio

Abernathy MacGregor

(212) 371-5999

tbj@abmac.com / dps@abmac.com

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

BLACKWELLS STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER PROXY MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO BLACKWELLS.

The participants in the proxy solicitation are Blackwells and Jason Aintabi (collectively, the “Participants”).

As of the date hereof, Blackwells beneficially owns 320,100 shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”). As of the date hereof, Mr. Aintabi beneficially owns 4,100,954 shares of Common Stock, including (i) 320,100 shares of Common Stock owned by Blackwells, of which Mr. Aintabi may be deemed the beneficial owner, as Managing Partner of Blackwells, and (ii) 3,762,854 shares of Common Stock beneficially owned by BW Coinvest Management I LLC, including 50,000 shares underlying call options exercisable within sixty (60) days, which Mr. Aintabi, as the owner and President & Secretary of Blackwells Asset Management LLC, the owner and sole member of BW Coinvest Management I LLC, may be deemed to beneficially own. Collectively, the Participants beneficially own in the aggregate approximately 4,100,954 shares of Common Stock, including 50,000 shares of Common Stock underlying call options exercisable within sixty (60) days of the date hereof, representing approximately 4.17% of the outstanding shares of Common Stock.

About Blackwells Capital

Blackwells Capital was founded in 2016 by Jason Aintabi, its Chief Investment Officer. Since that time, it has made investments in public securities, engaging with management and boards, both publicly and privately, to help unlock value for stakeholders, including shareholders, employees and communities. Throughout their careers, Blackwells’ principals have invested globally on behalf of leading public and private equity firms and have held operating roles and served on the boards of media, energy, technology, insurance and real estate enterprises. For more information, please visit www.blackwellscap.com

Contacts:

Investors:

Morrow Sodali

Mike Verrechia

800-662-5200 (stockholders)

202-658-9400 (banks and brokers)

Blackwells@morrowsodali.com

Media:

Gagnier Communications

Dan Gagnier / Jeffrey Mathews

646-569-5897

Blackwells@gagnierfc.com